

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

RECEIVED

2005 OCT -5 P 3: 59



05011668

SUPPL

Group Secretariat

26th September 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

BEST AVAILABLE COPY

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Jardine Strategic Holdings Limited ("JSH")
<u>Director's Share Transaction</u>

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH and JSH in respect of the following Director's share transaction in P T Astra Agro Lestari Tbk ("AAL"), a subsidiary of JMH and JSH.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Simon Keswick	Initial notification on interest in AAL which became a subsidiary of JMH and JSH on 1st August 2005	01/08/2005	350,400	N/A

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

www.jardines.com
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